UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL Medical Corporation

(Name of Subject Company)

ZOLL Medical Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, MA 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 12, 2012, Richard A. Packer, Chief Executive Officer of ZOLL Medical Corporation (the “Company”), provided the following communication to the Company’s employees, including the frequently asked questions attached thereto, and included herein:

To all members of the ZOLL Team,

This morning we announced that ZOLL is being acquired by a larger company. I’m sure that this news is a surprising way to begin the week, and that some of you are anxious about what this change will mean for you personally and for our company. So please let me start by assuring everyone that, as a result of this transaction, ZOLL will remain intact, our management team will continue to lead the business forward, there will be no restructuring or layoffs and our mission to build the world’s leading Resuscitation Company remains unchanged.

Asahi Kasei, a large respected diversified Japanese company, decided that ZOLL is an ideal foundation on which to build a global Critical Care medical device business. Asahi Kasei came to this conclusion after getting to know us, our products and our worldwide distribution capabilities over the past year as we worked together to build ZOLL’s business in Japan. Asahi Kasei made a compelling offer to our Board, and in the best interest of ZOLL’s shareholders our Board accepted their offer. Asahi Kasei shortly will begin a tendering process for all of ZOLL’s shares and in about eight weeks, depending on regulatory approvals and other conditions, I expect we will be a part of Asahi Kasei.

Over the years, many people have asked me if ZOLL would be acquired, and what it might mean. My standard answer was that we don’t control what others do, and that our Board will act in the best interest of our shareholders. The only thing we can control is our own business; so let’s not worry about it, and just continue to concentrate on growing ZOLL. And we did that very well, as ZOLL’s strong growth and unique products and market position can attest.

Imagine, a business we all built, from humble beginnings starting with a single product and adding new teams/products along the way, is now poised to become a cornerstone of new growth for a premier multi-national business. We should all be proud of this accomplishment. Congratulations and thank yous are in order for being part of the ZOLL success story.

So while we could not control the timing of this development, nor the partner that came calling, if we are to be part of a larger organization, Asahi Kasei is an almost perfect fit. We are fortunate it worked out this way.

Asahi Kasei needs all that ZOLL has; our knowledge, our people, our factories, our leaders, our salespeople and distributors, our infrastructure, and our back office operations. No part of ZOLL or person in ZOLL is redundant to what Asahi Kasei already has. This fact means there will be minimum change or disruption for ZOLL. We will run as an autonomous division of Asahi Kasei, with the ability to make our own decisions and the opportunity to use Asahi Kasei as a partner.

Additionally, the “personality” fit is very good. Asahi Kasei is a mission driven company that plans for the long term and looks to create unique businesses. They believe in a consistent approach and stability. They are not afraid to take a chance and to do things that others are unwilling to do. Their communications are open, and they look for leadership throughout their organization. Does all this sound familiar?

Going forward, for better or worse, you are stuck with me and our leadership team, as we are all committed to staying at ZOLL, doing what we love, and continuing to build a stronger, more diversified company. In fact, Taketsugu Fujiwara, Asahi Kasei’s CEO, said an important factor in his decision was gaining assurance that we would all be as excited and committed to growing ZOLL as part of Asahi Kasei, as we were doing it on our own. Not only are we equally excited, but we see big opportunity in taking advantage of Asahi Kasei’s resources, global focus, and larger scale to do even more at ZOLL.

While this event is big news and a major chapter in ZOLL’s history, I expect little change in our day-to-day activities. Our prime mission is still to build ZOLL. We have great products to engineer, new customers to win over, messages to put into the market, high quality products to build, books to keep, existing customers to service, and regulators to keep happy. But most importantly there are lives to be saved.

More information will flow about Asahi Kasei over the next few weeks, but you will not see anything dramatic happen at ZOLL other than, at some point, not seeing ZOLL listed in the stock tables. You may have specific questions and those will be answered as we move along. But when in doubt the safest thing to assume is that nothing changes (e.g. paychecks, benefits, forecasts, build plans...). Meanwhile we will all just focus on what we can do for our customers just as we did yesterday, and that will create more opportunity for all of us. It is business as usual at ZOLL - nothing changes our need to deliver results.

As for me and my staff, today is another “staff meeting day” and we will be hard at work making sure we have another record quarter. If you have questions don’t hesitate to ask!

Thanks,

Rick

Additional Information

The tender offer by Asahi Kasei and Asclepius Subsidiary Corporation for the outstanding common stock of ZOLL Medical Corporation has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Asahi Kasei and Asclepius Subsidiary Corporation will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and ZOLL Medical Corporation will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Asahi Kasei and ZOLL Medical have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the transaction, Asahi Kasei’s operation of the ZOLL Medical business following completion of the transaction, and statements regarding the future operation, direction and success of ZOLL’s business. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to the percentage of ZOLL Medical stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of Asahi Kasei or ZOLL Medical; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in ZOLL Medical’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections of ZOLL Medical’s most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the tender offer documents to be filed by Asclepius, an indirect wholly-owned subsidiary of Asahi Kasei, and the Solicitation/Recommendation Statement to be filed by ZOLL Medical. Neither Asahi Kasei nor ZOLL Medical undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in Asahi Kasei’s filings with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by Asahi Kasei that Asahi Kasei’s objectives will be achieved. Asahi Kasei undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

FAQ’S REGARDING OUR ACQUISITION BY ASAHI KASEI

•	Will I Lose My Job as a result of this transaction?

•	No. Your ability to keep your job is a function of your performance. Same as always.

•	Will Our Name Change?

•	We will continue to use the ZOLL name. There is substantial brand equity due to Dr. Zoll’s legacy as the first person to successfully defibrillate a human being and ZOLL’s thirty years in business.

•	We will incorporate the Asahi Kasei name as well to show added strength. This will be done at a future point.

•	Will My Compensation or Benefits Change as a result of this transaction?

•	No.

•	How Will Our Operating Culture Change as a result of this transaction?

•	It will not.

•	Will We Lose Our Autonomy as a result of this transaction?

•

No. Instead of reporting to shareholders and an outside Board of Directors we will report to our new owners, Asahi Kasei. But we will have the high level of autonomy we have always had assuming we continue to meet our goals.

•	Will We “Matter” to Such a Large Company?

•	Yes. We will be an integral part of Asahi Kasei’s growth story in general and its healthcare / medical device growth story specifically.

•	How Will the Direction of the Company Change?

•	Our core mission will not change. It may expand, and we may move faster as we invest more aggressively in building our business.

•	Is Management Going to Stay?

•	Yes. Rick and his team have committed to running this business under Asahi Kasei.

•	How Will My Career Opportunities Change as a result of this transaction?

•	There should only be new, larger career opportunities as we have the opportunity to grow faster.

•	How Will Decision Making Change in the Company?

•	Decisions will be made by Rick with input from our management team, same as always. Rick will be guided by input from Asahi, similar to the input he received previously from our Board of Directors.

•	Will ZOLL Still be a Fun Place to Work?

•	Yes.

•	Will We Combine Sales Forces as a result of this transaction?

•	No.

•	What Areas will be Combined as a result of this transaction?

•	None.

•	Will Functions Move or Consolidate as a result of this transaction?

•	No.

•	Will Current Locations Close as a result of this transaction?

•	No.

•	Will We be Cutting Costs as a result of this transaction?

•	No, except as we do currently to continually improve our operations and improve our profitability.

•	What IT Systems Will We Use?

•	Same path we are on now. We will continue to evaluate our IT systems and make changes appropriate for the business.

•	What Currency and Financial Reporting Standards Will We Use?

•	This will be determined shortly.

•	Will I Report to Someone in Tokyo?

•	No. Reporting relationships remain the same except that Rick will now report to Fujiwara-san.

•	Will Our Year End Change?

•	Uncertain. This will be determined shortly.

•	As a Result of This Transaction, Will We Move Manufacturing to Asia?

•	No.

•	As a Result of This Transaction, Will We Move Manufacturing to Somewhere Else?

•	No. We will continue to evaluate best manufacturing practices, same as before this event.

•	As a Result of This Transaction, Will We Move R&D to Somewhere Else?

•	No.

•	As a Result of This Transaction, Will We Move Marketing to Somewhere Else?

•	No.

•	As a Result of This Transaction, Will We Move Business Units to Somewhere Else?

•	No.

•	What do I do if I receive an inquiry about this transaction from someone in the media?

•	Please direct them to either Ernie Whiton, our CFO, or me.

Additional Information

The tender offer by Asahi Kasei and Asclepius Subsidiary Corporation for the outstanding common stock of ZOLL Medical Corporation has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Asahi Kasei and Asclepius Subsidiary Corporation will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and ZOLL Medical Corporation will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Asahi Kasei and ZOLL Medical have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include without limitation statements regarding the expected timing of the completion of the transaction, Asahi Kasei’s operation of the ZOLL Medical business following completion of the transaction, and statements regarding the future operation, direction and success of ZOLL’s business. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to the percentage of ZOLL Medical stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of Asahi Kasei or ZOLL Medical; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in ZOLL Medical’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections of ZOLL Medical’s most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the tender offer documents to be filed by Asclepius, an indirect wholly-owned subsidiary of Asahi Kasei, and the Solicitation/Recommendation Statement to be filed by ZOLL Medical. Neither Asahi Kasei nor ZOLL

Medical undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in Asahi Kasei’s filings with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation by Asahi Kasei that Asahi Kasei’s objectives will be achieved. Asahi Kasei undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.